EXHIBIT 99.1

Endeavour Silver Reports Financial Results for the Third Quarter 2021; Earnings Conference Call at 10am PST (1pm EST) Today

VANCOUVER, British Columbia, Nov. 09, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) released its financial results today for the three and nine months ended September 30, 2021. The Company operates two silver-gold mines in Mexico: the Guanaceví mine in Durango state and the Bolañitos mine in Guanajuato state and has recently suspended operations at the El Compas mine in Zacatecas state. All amounts reported are in United States (US) dollars.

Dan Dickson, CEO, commented, “Since our Q2 reporting, our operating costs have decreased to levels that are closer to our 2021 guidance. We continued to withhold metals sales in Q3, which has dampened our financial performance and Q3 earnings. At quarter end, we held over 1 million ounces of silver and 1,200 ounces of gold bullion. We expect to sell this inventory in the coming months, which will ensure a strong finish to the year.”

“As of the beginning of November, approximately 90% of our workforce is fully or partially vaccinated. Our operations are running at steady state and we are pleased with the overall performance. Our focus is also on our growth plan, and we have expanded our project development team and commenced preparations for construction at Terronera.”

2021 Third Quarter Highlights

  Metal Production: 1,305,399 ounces (oz) of silver and 10,541 oz of gold for 2.1 million oz silver equivalent (AgEq) at an 80:1 silver:gold ratio, totaling 6.1 million AgEq oz for the 9 months ended September 30, 2021.
  Net Revenue: $34.6 million from the sale of 699,539 oz silver and 9,925 oz gold at average realized prices of $24.56 per oz silver and $1,791 per oz gold. Management withheld metal sales during the quarter and continues to carry higher metal inventory totaling 1,030,304 oz silver and 1,211 oz gold of bullion inventory and 37,100 oz silver and 2,028 oz gold in concentrate inventory.
  Operating Costs: Cash costs(1) of $8.16 per oz payable silver and all-in sustaining costs (AISC)(1) of $17.46 per oz payable silver, net of gold credits.
  Cash Flow: $7.7 million in cash flow from operations before working capital changes. The Company continued to hold significant finished goods, increased deposits for equipment purchases, invested in exploration activities and advanced the Terronera project.
  Earnings: Realized loss of $4.5 million or $0.03 loss per share. The loss is due to the fact that the finished goods inventory was carried at a cost of $18.3 million compared to the estimated fair market value of $29.2 million at quarter end.
  Strong Balance Sheet: Cash position of $101.1 million and working capital $128.7 million. Cash decreased this quarter, as funds were spent to acquire the $10 million Bruner Gold Project and to prepare for construction at Terronera including advancing initial earthworks, site clearing, temporary camp and ordering of long lead items. Withheld sales also impacted the cash balance at quarter end.
  Acquired the Bruner Gold Project: A strategic acquisition for an advanced stage exploration property in Nevada, a favorable jurisdiction. The transaction closed on August 31, 2021 for $10.0 million in cash.
  Suspended Operations at El Compas: Management is currently evaluating its alternatives for the assets, with temporary closure estimated to cost $0.3 million in Q4, 2021.

(1)   Mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Financial Overview (Consolidated Statement of Operations Appended Below)

For the three months ended September 30, 2021, the Company generated net revenue of $34.6 million a decrease of 3% compared to $35.6 million in the same period in 2020 due to withholding metal sales during the quarter, which significantly increased finished goods inventory. Earnings and financial metrics including mine operating cash flows, operating cash flows and EBITDA were also impacted by the increased holding of production inventory.

Gross sales of $35.0 million in Q3, 2021 represented a 3% decrease over the $36.1 million for the same period in 2020.

There was a 6% decrease in silver ounces sold and a 2% decrease in the realized silver price resulting in an 8% decrease to silver sales. There was a 10% increase in gold ounces with an 8% decrease in the realized gold price resulting in a 2% increase in gold sales. During the period, the Company sold 699,539 oz silver and 9,925 oz gold, for realized prices of $24.56 and $1,791 per oz, respectively, compared to sales of 741,262 oz silver and 8,997 oz gold, for realized prices of $25.08 and $1,952 per oz, respectively, in the same period of 2020. For the three months ended September 30, 2021, silver and gold spot prices averaged $24.36 and $1,790 respectively.

The Company significantly increased its finished goods silver and gold inventory to 1,067,404 oz and 3,239 oz, respectively at September 30, 2021 compared to 459,659 oz silver and 2,835 oz gold at June 30, 2021. The cost allocated to these finished goods was $18.3 million at September 30, 2021, compared to $10.1 million at June 30, 2021. At September 30, 2021, the finished goods inventory estimated fair market value was $29.2 million, compared to $17.3 million at June 30, 2021.

After cost of sales of $26.3 million (Q3, 2020 - $29.3 million), mine operating earnings amounted to a $8.3 million (Q3, 2020 –$6.3 million) from mining and milling operations in Mexico. The decrease in cost of sales was primarily related to the 6% decrease in silver ounces sold offset by higher royalty costs, labour costs and additional costs attributed to global supply constraints. Royalties increased 33% from $2.0 million to $2.7 million due to higher production and realized prices and the increased mining of the high grade Porvenir Cuatro extensions at the Guanaceví operation, which are subject to the higher royalty rates.

Excluding depreciation and depletion of $4.8 million (Q3, 2020 - $8.1 million) and stock-based compensation of $0.1 million (Q3, 2020- $0.1 million) mine operating cash flow before taxes was $13.2 million in Q3, 2021 (Q3, 2020 – $15.1 million) with Q3, 2020 also including a write-down of inventory of $0.6 million. Operating earnings were $3.0 million (Q3, 2020 –$0.4 million) after exploration and evaluation expenditures of $4.7 million (Q3, 2020 – $1.7 million), general and administrative expense recovery of $0.5 million (Q3, 2020 – expense of $3.7 million), severance costs of $0.7 million (Q3, 2020 - $Nil) and care and maintenance costs of $0.4 million (Q3, 2020 – $.6 million). The general and administrative expense recovery was primarily due to mark-to-market fluctuations for director’s cash settled deferred share units, with a $2.8 million recovery in Q3 2021 versus a $1.5 million expense in Q3, 2020.

Net loss was $4.5 million ($0.03 loss per share) compared to net earnings of $0.5 million (loss of $0.00 per share) in Q3, 2020. Compared to Q3, 2020, the Company increased its investment in exploration and evaluation activities by $3.4 million, experienced a $1.2 million loss in foreign exchange and incurred a $3.0 million unrealized loss on marketable securities.

Current income tax expense increased to $0.7 million (Q32 2020 – $0.6 million) due to increased profitability impacting special mining duty, while deferred income tax expense of $3.0 million was recognized due to the estimated use of loss carry forwards to reduce taxable income primarily at Guanacevi (Q3 2020 – $0.6 million).

Direct operating costs per tonne in Q3, 2021 increased 15%, to $115.57 compared with Q3, 2020 due to higher operating costs at all operations. The operations have seen a strengthening of the Mexican Peso, increased labour costs and, increased third party ore purchased Guanaceví compared to prior year and budgeted. Including royalties and special mining duty, direct costs per tonne increased 16% to $130.38. Royalties increased 33% to $2.7 million as increased production from the El Curso and El Porvenir concessions at Guanaceví with higher prices substantially increasing the royalty expense. The improved profitability increased special mining duty expense to $0.6 million for Q3, 2021 compared to $0.4 million for Q3, 2020.

Consolidated cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) increased to $8.16 due to the increased direct costs per tonne. All-in sustaining costs per ounce (also a non-IFRS measure) remained relatively flat at $17.46. In Q3, 2021 corporate general and administrative included a $2.8 million mark-to-market expense recovery for deferred share units whereas the mark to market expense was $1.5 million in Q3, 2020.

The Condensed Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Conference Call

A conference call to discuss these results will be held today, Tuesday, November 9 at 10am PST (1pm EST). To participate in the conference call, please dial the numbers below. No passcode is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +-604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required passcode is 7870 #. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three and operates two high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Vice President, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

Three Months Ended September 30			Q3 2021 Highlights	Nine Months Ended September 30
2021	2020	% Change		2021	2020	% Change
Production
1,305,399	942,274	39%	Silver ounces produced	3,427,223	2,396,478	43%
10,541	10,260	3%	Gold ounces produced	32,816	24,553	34%
1,295,126	932,837	39%	Payable silver ounces produced	3,394,103	2,373,246	43%
10,328	10,041	3%	Payable gold ounces produced	32,177	24,078	34%
2,148,679	1,763,074	22%	Silver equivalent ounces produced	6,052,503	4,360,718	39%
8.16	3.69	121%	Cash costs per silver ounce	9.59	4.95	94%
13.14	13.53	(3%)	Total production costs per ounce	15.84	13.74	15%
17.46	17.48	(0%)	All-in sustaining costs per ounce	20.70	17.16	21%
222,461	206,324	8%	Processed tonnes	673,932	519,771	30%
115.57	100.36	15%	Direct operating costs per tonne	116.14	99.39	17%
130.38	112.37	16%	Direct costs per tonne	133.12	107.68	24%
13.98	13.32	5%	Silver co-product cash costs	15.86	11.91	33%
1,020	1,037	(2%)	Gold co-product cash costs	1,078	1,117	(4%)
Financial
34.6	35.6	(3%)	Revenue ($ millions)	116.8	77.7	50%
699,539	741,262	(6%)	Silver ounces sold	2,443,184	2,041,601	20%
9,925	8,997	10%	Gold ounces sold	30,398	21,669	40%
24.56	25.08	(2%)	Realized silver price per ounce	26.26	19.40	35%
1,791	1,952	(8%)	Realized gold price per ounce	1,784	1,820	(2%)
(4.5)	0.5	(1,093%)	Net earnings (loss) ($ millions)	14.4	(18.8)	177%
(4.5)	0.5	(1,093%)	Adjusted net earnings (loss) ($ millions)	(8.2)	(18.8)	56%
8.3	6.3	(32%)	Mine operating earnings (loss) ($ millions)	24.1	6.5	270%
13.2	15.1	(13%)	Mine operating cash flow ($ millions)	43.7	27.1	62%
7.7	10.3	(26%)	Operating cash flow before working capital changes	21.6	7.2	(199%)
4.4	10.6	(59%)	Earnings before ITDA ($ millions)	44.2	5.1	(763%)
128.7	53.8	139%	Working capital ($ millions)	128.7	53.8	139%
Shareholders
(0.03)	0.00	(300%)	Earnings (loss) per share – basic	0.09	(0.13)	169%
(0.03)	0.00	(1,011%)	Adjusted earnings (loss) per share – basic	(0.05)	(0.13)	61%
0.04	0.07	(32%)	Operating cash flow before working capital changes per share(9)	0.13	0.05	168%
170,432,326	156,265,280	9%	Weighted average shares outstanding	166,201,727	148,673,768	12%

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations. The related definitions and reconciliations are contained in the Management Discussion and Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(expressed in thousands in U.S. dollars)

	Three months ended			Nine months ended
	September 30,	September 30,		September 30,	September 30,
	2021	2020		2021	2020

Operating activities
Net earnings (loss) for the period	$(4,479)	$451		$14,426	$(18,764)

Items not affecting cash:
Share-based compensation	725	793		2,918	2,386
Depreciation, depletion and amortization	4,980	8,296		19,327	18,777
Impairment reversal of non-current assets	-	-		(16,791)	-
Deferred income tax expense (recovery)	3,017	556		7,260	1,906
Unrealized foreign exchange loss (gain)	140	(779)	-	87	(265)
Finance costs	195	377		702	1,025
Write down of inventory to net realizable value	-	639		272	2,167
Loss (gain) on asset disposal	-	27		(5,807)	162
Loss (gain) on other investments	3,077	(76)		(835)	(190)
Net changes in non-cash working capital	(7,808)	5,288		(16,168)	5,110
Cash from (used in) operating activities	(153)	15,572		5,391	12,314

Investing activities
Proceeds on disposal of property, plant and equipment	-	50		7,541	150
Mineral property, plant and equipment expenditures	(23,373)	(8,561)		(38,807)	(18,945)
Purchase of marketable securities	-	-		(832)	-
Proceeds from disposal of marketable securities	-	-		9,288	-
Redemption of (investment in) non-current deposits	1	-		-	-
Cash from (used in) investing activities	(23,372)	(8,511)		(22,810)	(18,795)

Financing activities
Repayment of loans payable	(843)	(847)		(2,730)	(2,173)
Repayment of lease liabilities	(46)	(45)		(131)	(137)
Interest paid	(159)	(235)		(526)	(696)
Public equity offerings	864	2,179		59,998	26,367
Exercise of options	-	5,569		4,583	5,589
Share issuance costs	(27)	(96)		(1,293)	(1,133)
Performance share unit redemption	(189)	-		(2,363)	-
Cash from (used in) financing activities	(400)	6,525		57,538	27,817

Effect of exchange rate change on cash and cash equivalents	(190)	833		(126)	213

Increase (decrease) in cash and cash equivalents	(23,925)	13,586		40,119	21,336
Cash and cash equivalents, beginning of the period	125,191	30,498		61,083	23,368
Cash and cash equivalents, end of the period	$101,076	$44,917		$101,076	$44,917

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,		September 30,
	2021	2020	2021		2020

Revenue	$34,562	$35,586	$116,803		$77,714

Cost of sales:
Direct production costs	18,639	18,418	63,590		46,940
Royalties	2,698	2,029	9,498		3,720
Share-based payments	105	87	334		270
Depreciation, depletion and amortization	4,843	8,122	18,963		18,096
Write down of inventory to net realizable value	-	639	272		2,167
	26,285	29,295	92,657		71,193

Mine operating earnings	8,277	6,291	24,146		6,521

Expenses:
Exploration and evaluation	4,660	1,670	13,815		5,717
General and administrative	(522)	3,695	7,294		8,837
Care and maintenance costs	364	533	940		4,789
Severance costs	737	-	737		-
Impairment reversal of non-current assets	-	-	(16,791)	-	-
	5,239	5,898	5,995		19,343

Operating earnings (loss)	3,038	393	18,151		(12,822)

Finance costs	195	359	702		1,025

Other income (expense):
Foreign exchange	(1,184)	890	(1,219)		(3,287)
Gain on asset disposals	-	-	5,841		-
Investment and other	(2,462)	678	2,091		1,332
	(3,646)	1,568	6,713		(1,955)

Earnings (loss) before income taxes	(803)	1,602	24,162		(15,802)

Income tax expense (recovery):
Current income tax expense	659	595	2,476		1,056
Deferred income tax expense (recovery)	3,017	556	7,260		1,906
	3,676	1,151	9,736		2,962

Net earnings (loss) and comprehensive earnings (loss) for the period	(4,479)	451	14,426		(18,764)

Basic earnings (loss) per share based on net earnings (loss)	$(0.03)	$0.00	$0.09		$(0.13)
Diluted earnings (loss) per share based on net earnings (loss)	$(0.03)	$0.00	$0.09		$(0.13)

Basic weighted average number of shares outstanding	170,432,326	156,265,280	166,201,727		148,673,768
Diluted weighted average number of shares outstanding	173,689,576	156,265,280	169,628,783		148,673,768

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2021 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(expressed in thousands in U.S. dollars, except for share and per share amounts)

	September 30,	December 31,
	2021	2020

ASSETS

Current assets
Cash and cash equivalents	$101,076	$61,083
Other investments	7,047	4,767
Accounts and other receivable	17,290	20,144
Income tax receivable	67	52
Inventories	30,504	16,640
Prepaid expenses	5,114	2,284
Total current assets	161,098	104,970

Deposits	591	591
Deferred financing costs	-	294
Income tax recoverable	3,570	-
IVA receivable	2,879	2,676
Deferred income tax asset	5,493	12,753
Intangible assets	138	492
Right-of-use leased assets	711	861
Mineral properties, plant and equipment	108,133	87,955
Total assets	$282,613	$210,592

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$25,950	$27,764
Income taxes payable	3,146	3,038
Loans payable	3,131	3,578
Lease liabilities	200	173
Total current liabilities	32,427	34,553

Loans payable	3,801	6,094
Lease liabilities	848	921
Provision for reclamation and rehabilitation	7,433	8,876
Deferred income tax liability	1,080	1,077
Total liabilities	45,589	51,521

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 170,461,307 shares (Dec 31, 2020 - 157,924,708 shares)	585,211	517,711
Contributed surplus	5,689	9,662
Retained earnings (deficit)	(353,876)	(368,302)
Total shareholders' equity	237,024	159,071
Total liabilities and shareholders' equity	$282,613	$210,592

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended September 30, 2021 and the related notes contained therein.